Exhibit 99.1

MultiMetaVerse Announces Letter of Intent to Acquire Majority Equity Stake in Taomee

NEW YORK and SHANGHAI, January 12, 2023 – MultiMetaVerse Holdings Limited (“MMV” or the “Company”), an animation and entertainment company for young consumers in China, today announced that it has entered into a non-binding letter of intent (the “Letter of Intent”) with Orient TM Ruibo Limited (the “TM Ruibo”). In accordance with the Letter of Intent, the Company and/or its affiliates intends to acquire a 72.81% equity stake in Orient TM Parent Limited (“Orient TM,” collectively with the entities directly or indirectly controlled by Orient TM, “Taomee”). Taomee is a leading family interactive entertainment group in China, held directly or indirectly by TM Ruibo and/or its affiliates (the “Seller”) (the “Proposed Transaction”).

The Proposed Transaction, if consummated, would significantly expand MMV’s IP portfolio with the addition of Taomee’s three signature IP brands, “Mole’s World,” “Seer” and “Flower Angel.” Furthermore, Taomee’s product portfolio would enhance MMV’s income base. Additional synergies are expected as MMV and Taomee currently operate according to similar business models, with complementary strengths and advantages.

Yiran Xu, Chairman and CEO of MMV, stated “We are extremely excited to work with Taomee, a standout company in China’s entertainment industry. Taomee has been creating and developing original, compelling IP brands for over 16 years and has accumulated a large and loyal following across China, particularly among the younger generations. As we explored this transaction, we discovered that MMV and Taomee have much in common in terms of both their business models and company culture, making the two companies a natural fit for collaboration. We look forward to creating engaging new content and products with Taomee while also realizing the underlying business synergies between us.”

Founded in 2007, Taomee is one of China’s leading entertainment and media companies for younger generations, with well-received original brands including “Mole’s World,” “Seer” and “Flower Angel.” Taomee provides a variety of content and entertainment experiences through the internet via web games, mobile games and online broadcasted animations, as well as through traditional channels, including animated box office films, TV series, books, and consumer products, most notably toys and trading cards. Taomee has released over ten films and over 800 animation episodes, including “Mole’s World,” “Seer” and “Flower Angel,” covering hundreds of TV channels in China as well as the main streaming video media platforms. In addition, Taomee has launched eight online games based on its popular “Mole’s World,” “Seer” and “Flower Angel” brands and has a track record in the development and operation of these games.

Taomee Holdings Limited, a wholly-owned subsidiary of Orient TM, was listed on the New York Stock Exchange in 2011 as a leading entertainment and media company for younger generations in China. In 2016, it was taken private by Orient TM and certain management of Taomee via a merger with Orient TM Merger Limited, at which point it became a wholly-owned subsidiary of Orient TM.

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

In China:

MultiMetaVerse Inc.

Investor Relations

E-mail: ir@multi-metaverse.com

The Piacente Group, Inc.
Jenny Cai

Tel: +86-10-6508-0677
E-mail: MultiMetaVerse@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: MultiMetaVerse@thepiacentegroup.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s registration statement on Form F-4, as amended, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 20, 2022 and other documents to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.